Exhibit 99.1

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 1 Investor Presentation Dec 2025

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 2 This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . This communication is restricted by law ; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to GCL Global Holdings Ltd . (GCL) or any of its subsidiaries . The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute financial investment, tax or legal advice . No representation or warranty, express or implied, is or will be given by GCL or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information (including as to the accuracy, completeness or reasonableness of statements, estimates, targets, projections, assumptions or judgments) in this presentation or in any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto . The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material . GCL disclaims any duty to update the information contained in this presentation . Forward - looking statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 . GCL’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, GCL’s expectations with respect to future performance . These forward - looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Factors that may cause such differences include, but are not limited to : (1) our ability to distribute and publish new and “hit” game titles ; (2) success in developing and creating game IP ; (3) our ability to achieve the expected benefits of our recent acquisition of Ban Leong Technologies Limited and future acquisitions ; (4) our ability to grow and manage growth profitably, maintain relationships with consumers, resellers and game studios and retain key employees ; (5) success in our strategy to monetize game IP through transmedia ; (6) ability to develop a technology platform and diversify revenue streams ; (7) changes in the applicable laws or regulations ; (8) the possibility that GCL may be adversely affected by other economic, business, and/or competitive factors ; and (9) other risks and uncertainties that we have identified in our annual report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the “SEC”) on July 31 , 2025 , and may identify from time to time in our filings with the SEC . GCL cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made . GCL undertakes no obligation to and accepts no obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Industry, Market Data and Partnerships : In this presentation, GCL relies on and refers to certain information and statistics regarding the markets and industries in which GCL competes . Such information and statistics are based on management’s estimates and/or obtained from third - party sources, including reports by market research firms and company filings . While GCL believes that such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information . GCL has not independently verified the accuracy or completeness of the information provided by the third - party sources . This presentation contains descriptions of certain key business partnerships with GCL . These descriptions are based on GCL management team’s discussion with such counterparties, certain non - binding written agreements and the latest available information and estimates as of the date of this presentation . These descriptions are subject to negotiation and execution of definitive agreements with certain of such counterparties which have not been completed as of the date of this presentation . Financial Information; Non - GAAP Financial Terms Certain financial information and data contained in this presentation is unaudited and does not conform to Regulation S - X . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by GCL with the SEC . Some of the financial information and data contained in this presentation, such as EBITDA is not measures prepared in accordance with United States generally accepted accounting principles (“GAAP”) . GCL believes that these non - GAAP measures of financial results provides useful information to management and investors regarding certain financial and business trends relating to GCL’s financial condition and results of operations and in comparing GCL’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . GCL management does not consider this non - GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP . The principal limitation of this non - GAAP financial measure is that it excludes significant expenses and income that is required by GAAP to be recorded in GCL’s financial statements . In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income items are excluded or included in determining this non - GAAP financial measures . In order to compensate for these limitations, management presents this measure (EBITDA) with the most closely related GAAP result (net income) . Trademarks This presentation contains trademarks, trade names and copyrights of GCL and other companies, which are the property of their respective owners . Forward Looking Statements

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 3 Game Distribution & Publishing Gaming PC & Peripherals

GCL

FY 2026 expectations:
Revenue is expected to exceed $240 million,
Gross Profit is anticipated to exceed $30 million

Distribution & Hardware

EPICSoft ASIA
2GAME
Ban Leong Technologies Pte Ltd

Key Publishers & Brands

T2, SEGA, CD PROJEKT, BANDAI NAMCO, WB, NVIDIA, RAZER, logitech, ASUS

- Console & PC Games
- Gaming & Lifestyle Hardware
- Regional Sales Channels

~15%
Average Margins

IP Development

4DIVINITY

Coming soon:

Shoun American Story, 抵抗者 the Defiant, Island of Hearts, Realm of Ink, Sword Sage Awakening

Launched:

Wukong, Atomic Heart, S.T.A.L.K.E.R. 2, KONG Survivor Instinct, First Dwarf, TerraTech Worlds, Figment 2 Creed Valley, JDM, Daymare:1994

- A key force and preferred partner driving potential Asia AAA games to the global stage

~30%
Average Margins

Content & Marketing

TITAN DIGITAL MEDIA

Key Brands

KENZO, PANDORA, HOOGA, PANTENE, innisfree, SHEIN


Our Featured KOLS

- Film Production
- Brand Agency & Event Organization
- Influencer Marketing

~15%
Average Margins

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT
4

Bringing together a top - tier team of producers gives the Company direct access to each studio’s specialised strengths - from mocap and music creation to 3 D modelling and coding . This integrated talent pool elevates production quality, speeds up development, and strengthens every IP game title in our portfolio . 4Divinity aims to develop the next generation of AAA game titles through the combination of top - tier expertise. 4Divinity is home to what we believe to be Asia’s fastest - rising game production talent Unlocks synergies between hardware and gaming content, strengthens regional expansion through a proven distribution network, and broadens revenue streams across devices, peripherals, and retail channels for more resilient growth . Wuxia Dai Ningkun Kong Yuheng Luo Xiangyu A bespoke suite of exceptional Creative & Marketing Services. 5 THE ASIAN POWERHOUSE IN GAMES C ENTERTAINMENT From film production to refined brand strategy, influential creator partnerships, and prestige event organization, our marketing pillar is the catalysis that amplifies the group business .

As Asia’s full - suite gaming group , we offer development, distribution, marketing, and publishing of video games, activation keys, and other entertainment content throughout Asia , Europe , and the U.S. About GCL Game Distribution THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 6

Consumer Electronics and Hardware Distribution PC Hardware Gaming Graphic Cards IT & Gaming Peripherals / Accessories Networking & Smart Home (IoT) Audio & Multimedia Software & Internet Security Solution Wearables & Lifestyle Technology Commercial Systems & Enterprise Technology THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 7

Potential IP Hardware Collaboration illustrations THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 8

2Game | A Global Digital Platform with >8000 game titles https://2game.com/sg/ ASIA 28.6% >8K Game Titles ~1M Registered Users Global Platform Community & eSports Secure, Seamless Payments Official authorised digital retailer EU 55.8% of yearly sales of yearly sales US 15.6% of yearly sales Powe Average FY25 sales per region THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 9

Consumer Engagement: 2Game Esports Leveraging top esports talent to capture engaged gaming audiences • 2ND PLACE o EWC 2025 | US$130,000 • 2ND PLACE o EVO FRANCE | US$5,344 • 3RD PLACE o UFA 2025 | US$1,573 • 1ST PLACE o WW S. AMERICA EAST 2025 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 10

GCL Is Strategically Positioned Globally With U.S, E.U & Asian game studios THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 11

GCL Is Strategically Positioned Globally With U.S, E.U & Asian game studios THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 12

13 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 13 Game Publishing – Chinese PC/Console Game Publisher for the Global Market Coming Soon Coming Soon Coming Soon Coming Soon Coming Soon Coming Soon

GLOBAL A TT E N T IO N ON ASIA PC/CONSOLE GAMES INDUSTRY SHIFT THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 14 China PC/Console boom & Global IP demand. https:// www.gamesrad ar.com/games/english - is - no - long er - the - bigg est - lang uage - on - ste am - as - chinese - gamer s - embra ce - pc - gaming - even - harder - after - black - myth - wukong/ https://technod e.com/2024/11/26/game - scie nce - rea che s - 1 - billion - in - revenu e - climbs - to - 10th - place - on - ste am - pub lishe rs - list/

SIMPLIFIED CHINESE THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 15 IS THE BIGGEST LANGUAGE ON STEAM INDUSTRY SHIFT Asia PC/Console boom & Global IP demand. https:// www.gamesradar .com/games/e nglish - is - no - long er - the - bigg est - lang uage - on - ste am - as - chinese - gamer s - embra ce - pc - gaming - even - har der - after - black - myth - wukong/

THE ASIAN MARKET IS NOW 47% Of THE GLOBAL MARKET INDUSTRY SHIFT Asia PC/Console boom & Global IP demand. https://n ewzoo.com/r eso urces/blog /glo bal - games - market - upd ate - q2 - 202 5 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 16

Economic advantages of working with Chinese game studios includes lower cost of capital compared to Western studios while maintaining comparable quality https:// www.sta tista.com/ch art/14 66/most - expensive - video - games - of - all - time/ THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 17 ECONOMIC A D V AN T A G E S OF ASIAN GAMING COMPANIES COST ADVANTAGE Lower budgets, high production values, outsized returns. COST OF DEVELOPMENT FOR WESTERN STUDIOS https:// www.gamesrad ar.com/games/action - rpg /bla ck - myth - wukong - rep ortedly - cost - aro und - usd43 - million - to - make - and - this - usd60 - action - rpg - has - now - sold - over - 20 - million - copies - across - pc - and - ps5/

18 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 18 Released 2024 To be released 2026 To be announced

US EU ASIA GCL Has Global Physical Distribution Rights to One of the Fastest - Selling Games of all Time Serving as the global physical publisher for Black Myth: Wukong , a AAA title, has elevated our standing and reinforced our credibility across international publishing and distribution markets THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 19

4Divinity Highly Anticipated IP Timeline – FY26 & Beyond* *Indicative timeline | Includes only publicly announced game titles. The Defiant THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 20 Sword Sage Realm of Ink Showa Island of Hearts Kingdom Under Fire

Game Publishing Showcase Nekcom is currently developing Showa American Story, a role - playing game that pays tribute to 80's pop culture featuring a string of cult classic B - Movies. Playing as 19 - year - old stuntwoman, Chouko, gamers will join her on a journey of truth and revenge across a version of North America where the United States is an unofficial colony of Japan THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 21

Growth Strategy Focused on Game IP Development and Investment We might just be looking at the next Game Of The Year” – Asmongold GCL Acquired 20% of NEKCOM Inc. and Obtained Global Publishing Rights for its Upcoming Game “SHOWA AMERICAN STORY” https://www.youtube.com/watch?v=tmx1JlXVceE THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 22

Showa American Story – Strong Traction Presented at – ChinaJoy 2025 & WePlay Expo 2024 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 23

Game Publishing Showcase Hoothanes is currently developing The Defiant, a AAA shooter that brings the War of Resistance Against Japan to life for the first time in a high - budget game. Set across four distinct fronts — from icy battlefields in the Northeast to the bustling, spy - filled streets of 1940s Shanghai — it combines Hollywood - level storytelling with tactical FPS combat. Built in Unreal Engine 5 by a veteran film – game team, the Defiant aims to become a cultural landmark in China and a globally appealing franchise for players seeking fresh, authentic WWII experiences. THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 24

Action & Warfare Video Scene

Global Media Coverage China Global Television Network is the international broadcasting division of China Media Group under the State Council of the People's Republic of China. CGTN produced a documentary commemorating the 80th anniversary of the end of World War II, and it aired globally on 15th August. The documentary included an interview with Kong, the producer of the Defiant https://news.cgtn.com/news/2025 - 06 - 05/Game - of - Truth - CGTN - Explores - the - Development - of - The - Defiant -- 1DXrniNKk5q/p.html 26 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 26

Sword Panda is currently developing Sword Sage Awakening; a high - fidelity action RPG rooted in martial arts fantasy. The game showcases exceptional combat design and worldbuilding, and we are actively working with the studio on its go - to - market and publishing roadmap THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 27

Leap Studio is preparing for a Version 1.0 PC and console release of Realm of Ink , a visually stunning title that explores psychological themes through traditional ink - brush aesthetics. It’s an innovative title that pushes artistic boundaries while offering wide commercial appeal THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 28

Island Of Hearts (Iohgame.com) 4Divinity is currently developing a narrative - driven romantic adventure set on a remote tropical island, where players meet six captivating women, each with unique personalities, secrets, and story arcs. Through meaningful choices, players shape who they connect with, who they lose, and how their relationships unfold. THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 29

Kingdom Under Fire: The Civil War (Mobile) Alliance Star is currently developing Kingdom Under Fire: The Civil War, a high - fantasy mobile RPG set in the world of Bethea. Players will lead legendary heroes from the races of men, dwarves, and elves. Else, command the brutal might of orcs, ogres, and the undead in an epic battle that will shape the realm’s destiny. THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 30

䛀 ီྦ 2 䛁 Box Office Sales 䠖 ~2B USD USD 䛀 䮯ᆹйз䟼 䛁 Box Office Sales 䠖 ~250M USD USD 䛀 ⇃ฟἐ 䠖 ㏫ 䖜ᰦオ 䛁 Box Office Sales 䠖 ~251M USD USD 䛀 ῝ᾏ 䛁 Box Office Sales 䠖 ~134M USD 䛀 䮯⍕⒆ 䛁 Box Office Sales: ~902M USD 䛀 ඵౄ 䛁 Box Office Sales: ~461M USD 䛀 ༡ி↷┦ 侶 䛁 Box Office Sales: ~308M USD 䛀 731 䛁 Box Office Sales: ~156M USD Transmedia Success in Asia THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 31 https:// www.boxofficemojo .com/?ref_=b o_nb_tt_mojologo https://tribu ne.com.pk/story/2 561344 /de ad - to - righ ts - bre aks - china - box - office - ear nings - record https:// www.str aitstimes.com/life/entertainment/ch inese - film - evil - unb ound - on - japa ns - unit - 731 - set - box - office - record - in - china

77.4 97.5 142.1 240 FY23 FY24 FY25 FY26 Guidance Revenue US$’M +45.7% YoY +26.0% YoY Gross Profit US$’M 13.8 13.3 21.2 30 FY23 FY24 FY25 FY26 Guidance +59.4% YoY - 3.6% YoY Expectations For Fiscal Year 2026 Financial Outlook https://ir.gclglobalholdings.com/news - releases/news - release - details/gcl - announces - fiscal - year - 2026 - revenue - and - gross - profit +68.9% YoY +41.5% YoY THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 32

Results For Fiscal Year 2025 6.1 3.4 16.0 2.0 1.1 4.9 FY23 FY24 FY25 Revenue Gross Profit 3.3 3.1 2.8 1.7 1.6 1.6 FY23 FY24 FY25 Revenue Gross Profit 68.1 91.0 123.3 10.1 10.7 14.7 FY23 FY25 FY24 Revenue Gross Profit ended March 31, 2025 Console Game US$’M +33.7% YoY +35.4% YoY - 43.8% YoY Game Publishing US$’M 367.1% YoY Media & Others US$’M - 5.6% YoY - 9.9% YoY 154.5 153.0 144.7 14.8 13.4 12.6 FY23 FY24 FY25 Revenue Gross Profit Hardware US$’M - 1.0% YoY - 5.4% YoY THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 33 (50.5%)

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 34 www.gclglobalholdings.com